Transforming Community-Based Healthcare March 2022 Exhibit 99.1

FORWARD-LOOKING STATEMENTS All statements other than statements of historical facts contained in this presentation are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of LumiraDx Limited (“LumiraDx”)’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of LumiraDx. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; risks relating to the uncertainty of the projected financial information with respect to LumiraDx; risks relating to the uncertainty of the projected financial information with respect to LumiraDx; risks related to the rollout of LumiraDx’s Platform and tests and the timing of expected business and regulatory milestones; the effects of competition on LumiraDx’s future business; and those factors discussed under the header “Risk Factors” in the Proxy Statement and Prospectus filed pursuant to Rule 424B(3) with the Securities and Exchange Commission, or SEC, on September 30, 2021 and other filings with the SEC. If any of these risks materialize or LumiraDx’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that LumiraDx presently knows or that LumiraDx currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect LumiraDx’s expectations, plans or forecasts of future events and views as of the date of this presentation. LumiraDx anticipates that subsequent events and developments will cause LumiraDx’s assessments to change. However, while LumiraDx may elect to update these forward-looking statements at some point in the future, LumiraDx specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing LumiraDx’s assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. LumiraDx has no any obligation to update this presentation. INDUSTRY AND MARKET DATA This presentation includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties as well as our own estimates of potential market opportunities. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. LumiraDx believes that these third-party sources and estimates are reliable, but have not independently verified them. LumiraDx’s estimates of the potential market opportunities for its Platform include several key assumptions based on industry knowledge, industry publications, third-party research and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While LumiraDx believes that its own internal assumptions are reasonable, no independent source has verified such assumptions. The industry in which LumiraDx operates is subject to a high degree of uncertainty and risk due to a variety of important factors that could cause results to differ materially from those expressed in the estimates made by third parties and by LumiraDx. LumiraDx believes that due to the forward-looking nature of the foregoing projections, a quantitative reconciliation of non-IFRS measures to IFRS cannot be made available without unreasonable effort due to the nature and complexity of the reconciling item. Forward looking projections are not prepared in accordance with accounting standards.  Consequently, no disclosure of estimated comparable IFRS measures is included and no reconciliation of the forward-looking non-IFRS financial measure is included. USE OF PROJECTIONS This presentation contains projected financial information with respect to LumiraDx, including, but not limited to, estimated results for fiscal years 2021 and 2024. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” paragraph above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. LumiraDx’s independent auditor has not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, such auditor has not expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. FINANCIAL INFORMATION; NON-IFRS FINANCIAL MEASURES Some of the financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any SEC filings by LumiraDx. Some of the financial information and data contained in this presentation, has not been prepared in accordance with IFRS. LumiraDx believes these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to LumiraDx’s financial condition and results of operations. LumiraDx’s management uses these non-IFRS measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. LumiraDx believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing LumiraDx’s financial measures with other similar companies, many of which present similar non-IFRS/GAAP financial measures to investors. The principal limitation of these non-IFRS financial measures is that they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. All December 31, 2021 amounts are preliminary and subject to change in connection with the completion of the LumiraDx's audit for such period. Disclaimer

Our Mission We are focused on transforming community-based healthcare by providing fast, accurate and comprehensive diagnostic information to healthcare providers at the point of need, thereby enabling better medical decisions leading to improved outcomes at lower cost. Our diagnostic solutions are designed to be affordable and accessible for every individual around the world.

Dorian LeBlanc, C.P.A. CFO and Vice President, Global Operations LumiraDx’s Proven Track Record Confidential and Proprietary Copyright © 2021 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only. Veronique Ameye Executive Vice President and General Counsel Nigel Lindner, Ph.D. Chief Innovation Officer Pooja Pathak Chief Product Officer Jerry McAleer, Ph.D. Chief Scientist, Co-Founder and Director Dave Scott, Ph.D. Chief Technology Officer, Co-Founder and Director Ron Zwanziger CEO, Co-Founder, Chairman and Director Peter Scheu President, North American Commercial Operations David Walton, D.M.S. Chief Commercial Officer Tom Quinlan SVP Global Instrumentation and Software INVERNESS Sold to J&J for $1.3B ALERE Sold to Abbott for $8.2B MEDISENSE Sold to Abbott for $900M Founded in 2014

Current Point of Care (POC) Solutions Have Major Limitations The traditional approach to POC test development has limited scalability and has resulted in ineffective, inefficient and costly solutions Poor clinical performance in areas of high clinical need û Limited test menu û High cost of total ownership û Flu A/B, RSV, Strep Lipid Profile, Glucose HbA1c, CRP, ACR TNI, CK-MB, Myoglobin, BNP, D-Dimer, TOX Flu A/B, RSV, Strep INR

We Have Developed and Commercialized an Innovative, Disruptive Solution for POC Testing Consolidating multiple POC systems onto a single instrument, the LumiraDx Platform is designed to be a one-stop solution to transform diagnostic testing and health outcomes around the world Lab-comparable performance in minutes Broad menu of tests on a single instrument Low cost of ownership

LumiraDx Platform Simplifies, Scales Down and Integrates Principles Used in Lab Systems LumiraDx Platform Central Lab System Common Transduction Fluorescence / electrochemical Fluorescence / chemiluminescence Precise Fluidic Control Piezo bender / test strip bladder Syringe pumps No Sample Matrix Bias Gas wash / liquid-free image Multiple buffer washes Non-Specific Binding Control Particle coating / anti-hama Assay design / anti-hama Calibration Bias Calibration to lab standard Calibration to lab standard Assay Precision Materials, process, assay controls Chemistry, assay controls

Allows for Multiple Sample Types and Test Technologies on Common Strip Architecture Immunoassay Enzyme Molecular Electrolytes / Blood Gas Clinical Chemistry Hematology Fingerstick blood Venous blood/ Plasma/Serum Nasal/Nasopharyngeal Throat Swab + Saliva Urine Test Technologies Sample Types

Comprehensive COVID-19 Portfolio

COVID-19 accelerated our go-to-market strategy, which we had been working on for 18 months

RNA STAR

Open Molecular Systems


lumiraDx
SARS-CoV-2
RNA STAR Complete
RNA STAR

Reference Labs

- Innovative qSTAR technology
- Single step method on open channel PCR systems
- Results in 20 minutes
- Up to 1000 tests/hour/machine
- Indications for asymptomatic, pooling and sample home collection
- Detects omicron with equivalent sensitivity to other variants

Antigen/Antibody

LumiraDx Platform


SARS-CoV-2
Ag
SARS-CoV-2
Ab

POC Labs

- Microfluidic immuno fluorescence technology

High sensitivity antigen test:

- 97.6% PPA with RT-PCR up to 12 DSO
- 100% PPA in asymptomatic individuals with Ct<30
- Effectively detects VOC
- Detects omicron with equivalent sensitivity to other variants

Antigen Pool(1)

LumiraDx Platform


lumiraDx
POOL TEST
SARS-CoV-2
Ag

Professional-Led Screening

- Microfluidic immuno fluorescence technology
- Enables pooling of 5 samples on a single test strip, with high sensitivity
- High throughput at low cost
- Pooling and deconvolution on single POC Platform
- Detects omicron with equivalent sensitivity to other variants

Antigen

***Amira System(2)**


amira
COVID-19
50 TESTS

Home / Consumer Venues

- Microfluidic immuno fluorescence technology
- High sensitivity, low cost connected antigen test
- Screening and self-test applications

Decentralization

(1) LumiraDx SARS-CoV-2 Antigen Pool is available under CE Mark only; not available in the US
(2) The Amira System is in development and is subject to regulatory approval, authorization or clearance.

lumiraDx™

9

Customer Focused Growth Strategy: 3-Year Roadmap

	Physician Office / Pharmacy	Acute / Emergency Care	Global Health
Instruments currently installed	~7,500	~4,500	~5,000
Strategic Partner	CVS pharmacy, Boots, US Health Systems	NHS	Bill & Melinda Gates foundation
Commercially Available	INR D-Dimer COVID-19 Antigen COVID-19 Antibody CRP Flu A/B + COVID-19	D-Dimer COVID-19 Antigen COVID-19 Antibody Flu A/B + COVID-19	COVID-19 Antigen CRP Flu A/B + COVID-19
2022 Launch	RSV + COVID-19 HbA1c Na, K Strep A Hemoglobin BNP / NT-proBNP	RSV + COVID-19 HS Troponin Na, K Hemoglobin BNP / NT-proBNP	TB Hemoglobin HbA1c
3 Year Roadmap	Sexual Health Diabetes Cardiovascular disease Respiratory	Cardiac Respiratory Hospital Acquired Infection	Virology Vector Borne Disease

lumiraDx™

Note: Total instrument shipments are 21,000 (as of December 31, 2021) with 4,000 estimated for use in COVID-19 screening applications with future testing needs to be determined

10

21K+ Platforms Globally and Further Market Access Plans



North America
- US registered: COVID-19 Ag (EUA), COVID-19 Ab (EUA), COVID + Flu A/B submitted
- Canada: COVID-19 Ag submitted

Europe and Middle East
- CE Mark: COVID-19 Ag, COVID-19 Pool, COVID-19 Ab, INR, D-Dimer, CRP, COVID + Flu A/B
- Middle East and Russia: COVID Ag registered or EUA

Asia Pacific
- India, Japan, Hong Kong and Indonesia registered
- Registration underway in Australia, Malaysia, New Zealand, Taiwan, Thailand, Singapore, Vietnam, others

South America
- Brazil (ANVISA): COVID-19 Ag, COVID-19 Ag Pool, COVID-19 Ab, D-Dimer, INR
- Colombia: COVID-19 Ag

Africa
- WHO PQ: COVID-19 Ag and transition to country procurement in process, currently available through EUA

● Instrument Placement Locations

lumiraDx™

Note: 21K+ instruments shipped as of Dec 31, 2021

11

Customer Experiences Confidential and Proprietary Copyright © 2021 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.

West Coast Health System: Small Start, Big Finish

Number of LumiraDx Instruments within Health System



337
278
190
7
Q2 2021
Q3 2021
Q4 2021
QTD Q1 2022

Use cases	Q2 2021	Q3 2021	Q4 2021	QTD Q1 2022
POL	✓	✓	✓	✓
Urgent care	✓	✓	✓	✓
Pharmacy		✓	✓	✓
Hospital lab			✓	✓
Reference lab			✓	✓
Surgery				✓

- Multiple COVID testing solutions established early in the pandemic
- High interest in LumiraDx microfluidic technology led to initial partnership
- **Initial POL focused program expanded to replace all existing POC molecular systems**
    - Performance comparable to POC molecular system
    - San Diego R&D visit strengthened interest in future pipeline
    - Manufacturing and supply capabilities in Q4 to provide uninterrupted supply

Grateful for the support and partnership, LumiraDx agility has been great"
Director of Sourcing Laboratory Services

lumiraDx™

13

MidWest Health System: Robust Evaluation Creates Regional Champion

PRE-SURGERY TESTING WORKFLOW



Molecular Lab
Sample collected
3min
Sample arrives at lab
60min
Test started
36min
Test results
Results in 2hrs+ best case
24-48 hours+ during surge
LumiraDx POC
Sample collected
3min
Test started
12min
Test results
Results in <15min

- Significant molecular testing program early in the pandemic
- Early adopter of LumiraDx technology in Q4 2020, after successful evaluation of platform against four molecular systems
- **Lab director implemented POC monitoring program to ensure "PCR like" performance across all variants**
- In Q4 2021, after 12 months of monitoring, customer replaced molecular lab test in pre-surgery use case with LumiraDx Platform
    - Only enabled by PCR-like performance
    - Improved workflow
    - Improved turnaround times
    - Improved supply

lumiraDx™

14

Southern Sweden Region: Performance enables novel testing opportunities and use cases Thromboembolic conditions are a leading cause of death, may be ruled out with D-Dimer test Rapid D-Dimer testing program in Kalmar region discontinued High level of false positive, Patient stress and unnecessary hospital admissions LumiraDx Platform evaluated and selected for POC testing Lab comparable performance Fingerstick blood sample Portable, Fast, Reliable, and easy to use at point of care Testing implemented at 24 sites, GP offices Portability = Mobile Team opportunity Fingerstick sampling enables expansion of POC and new use cases for D-Dimer Portability for Mobile teams, Emergency Dept, and Ambulance Range of analytes, Troponin, CRP, increase customer value Correct and rapid test results leads to better outcomes and overall lower costs Connectivity – efficiency in admin of results, operators etc. Previous challenges with D-Dimer testing LumiraDx program Future plans and opportunities

Zimbabwe: Strengthening community-based care with the LumiraDx platform BMGF donation to provide 5000 instruments and related COVID tests to 50+ African countries Key elements of program: High sensitivity COVID testing Digital results Connected data Key objective has been to establish POC testing network in community care settings Zimbabwe program started with evaluation by national lab 124 instruments deployed across 60 primary care sites as well as regional and district hospitals Very positive feedback from end users on the test performance and usability Established mechanism for in country procurement Reposition instrument network to primary care, enabling broader set of testing Expanded COVID testing through global funds Ministry of Health is evaluating D-Dimer testing opportunity, as companion to COVID as well as diagnosis of thrombosis Bill and Melinda Gates Foundations (BMGF) donation Initial program in Zimbabwe Expanded testing for COVID and related conditions

Qatar Public Health Provider: Land and Expand Accepted only PCR for COVID testing Evaluated D-Dimer on LumiraDx platform, extremely pleased with the speed and accuracy Decided to evaluate and implement LumiraDx’s COVID test based on D-Dimer results Public Health Provider implementing testing at health centers for fast, accurate and connected results at POC Awarded 50% of national tender Planning to expand testing, including new parameters, beyond health centers to quarantine facilities and hotels D-Dimer Evaluation COVID Testing Program Expanded testing for COVID and related conditions

Confidential and Proprietary Copyright © 2021 LumiraDx Ltd. All Rights Reserved, Worldwide. For discussion purposes only.